UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company)

BRONCO DRILLING COMPANY, INC.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

112211107

(CUSIP Number of Class of Securities)

D. Frank Harrison

Chairman of the Board and

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

(405) 242-4444

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

William T. Heller IV

Thompson & Knight LLP

333 Clay Street, Suite 3300

Houston, Texas 77002

(713) 654-8111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2011, and is filed by Bronco Drilling Company, Inc., a Delaware corporation (“Bronco” or the “Company”). The Schedule 14D-9 relates to the tender offer by Nomac Acquisition, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Chesapeake Energy Corporation, an Oklahoma corporation (“Parent” or “Chesapeake”), to purchase all outstanding shares of our common stock, par value $0.01 per share (the “Shares”), at $11.00 per share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 26, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Chesapeake and Purchaser with the SEC on April 26, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

The information set forth in “Item 8. Additional Information” under the subheading “— Antitrust Compliance” is hereby amended and supplemented by inserting the following paragraph as the third paragraph under such subheading:

“On May 2, 2011, Chesapeake and Bronco received notification that the Antitrust Division and FTC have granted early termination of the waiting period applicable under the HSR Act in connection with the offer. Termination of the waiting period under the HSR Act satisfies one of the conditions necessary for the consummation of the offer.”

The information set forth in “Item 8. Additional Information” under the subheading “— Legal Proceedings” is hereby amended and supplemented by deleting the first paragraph, and inserting the following paragraph as the first paragraph under such subheading:

“Ten putative class action lawsuits have been commenced against Bronco and current members of the Bronco Board, including its chief executive officer (the “Individual Defendants”). Six putative class action lawsuits were filed in the District Court of Oklahoma County, Oklahoma (collectively, the “Oklahoma Suits”). One of the Oklahoma Suits has been voluntarily dismissed. Four putative class action lawsuits were filed in the Court of Chancery of the State of Delaware (the “Delaware Suits” and together with the five remaining Oklahoma Suits, the “Class Actions”). The Class Actions each seek certification of a class of all holders of Bronco’s common stock and variously allege, among other things, that: (1) the Individual Defendants have breached and continue to breach their fiduciary duties to the stockholders of the Bronco; (2) the offer and the merger are unfair to the public stockholders of Bronco as the proposed transactions underestimate the value of Bronco; (3) the Individual Defendants are pursuing a course of conduct that does not maximize the value of Bronco; and (4) Bronco aided and abetted the alleged breaches of duties by the Individual Defendants. One of the remaining Oklahoma Suits also names Chesapeake as a defendant, and one of the Oklahoma Suits and the Delaware Suits also name Chesapeake and Purchaser as defendants, in each case alleging that Chesapeake and Purchaser aided and abetted the alleged breaches of duties by the Individual Defendants. On April 29, 2011, one of the Delaware Suits was amended, adding allegations that this Schedule 14D-9 and Schedule TO did not adequately describe the process that resulted in the offer and that this Schedule 14D-9 did not include adequate information concerning the fairness opinion Johnson Rice provided to the Bronco Board. The Class Actions seek, among other things, an injunction prohibiting consummation of the offer and the merger, attorneys’ fees and expenses and rescission or damages in the event the proposed transactions are consummated. The Company believes the Class Actions are entirely without merit and intends to defend against them vigorously.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

(a)(5)(I)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, Individually and On Behalf of All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419).

(a)(5)(J)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).

(a)(5)(K)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, On Behalf Of Himself And All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6432).

(a)(5)(L)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated, v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP).

(a)(5)(M)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, Individually and On Behalf of All Others Similarly Situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6434).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRONCO DRILLING COMPANY, INC.

By:	/S/ D. FRANK HARRISON
Name:	D. Frank Harrison
Title:	Chief Executive Officer
Dated:	May 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 26, 2011. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9). (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. (1)(2)

(a)(1)(F)	Form of Summary Advertisement Published in The Wall Street Journal on April 26, 2011. (1)

(a)(1)(G)	Press release dated April 15, 2011 (incorporated herein by reference to the press release furnished under the cover of Current Report on Form 8-K filed by the Company on April 18, 2011).

(a)(1)(H)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to this Schedule 14D-9). (2)

(a)(1)(I)	Press release announcing commencement of the tender offer issued by Chesapeake Energy Corporation on April 26, 2011 (1)

(a)(5)(A)	Opinion of Johnson Rice & Company L.L.C. to the board of directors of the Company dated April 14, 2011 (included as Annex II to this Schedule 14D-9). (2)

(a)(5)(B)	Petition filed on April 18, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Sanjay Israni, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, Gary C. Hill, and Chesapeake Energy Corporation (Case No. CJ-2011-2601).*

(a)(5)(C)	Petition filed on April 19, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).*

(a)(5)(D)	Complaint filed on April 20, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation and Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Docket No. CA6398).*

(a)(5)(E)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Daniel B Leader, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, William R. Snipes, Gary C. Hill, David W. House, and Richard B. Hefner (Case No. CJ-2011-2684).*

(a)(5)(F)	Petition filed on April 20, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Debra Kushner, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2687).*

(a)(5)(G)	Petition filed on April 21, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Barr Shriver, individually and on behalf of all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, and William R. Snipes (Case No. CJ-2011-2723).*

(a)(5)(H)	Petition filed on April 22, 2011 in the District Court of Oklahoma County: State of Oklahoma, captioned Ralph C. Brand, individually and on behalf of all others similarly situated v. D. Frank Harrison, William Snipes, Gary Hill, David House, Richard Hefner, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. CJ-2011-2738).*

Exhibit No.	Description

(a)(5)(I)	Complaint filed on April 26, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Theodore Dass, Individually and On Behalf of All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, David W. House, Richard B. Hefner, Gary C. Hill, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc. (Case No. 6419).**

(a)(5)(J)	Plaintiffs’ Notice of Dismissal Without Prejudice in the District Court of Oklahoma County: State of Oklahoma, captioned Frank Kramer, on behalf of himself and all others similarly situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, and Chesapeake Energy Corporation (Case No. CJ-2011-2627).**

(a)(5)(K)	Complaint filed on April 28, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Charles Miller, On Behalf Of Himself And All Others Similarly Situated v. Bronco Drilling Company, Inc., D. Frank Harrison, Richard B. Hefner, Gary C. Hill, David W. House, William R. Snipes, Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6432).**

(a)(5)(L)	Amended Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Sam Berlinberg, on behalf of himself and all others similarly situated, v. Bronco Drilling Company, Inc., Chesapeake Energy Corporation, Nomac Acquisition, Inc., D. Frank Harrison, Richard B. Hefner, David W. House, William R. Snipes, and Gary C. Hill (Case No. 6398-VCP).**

(a)(5)(M)	Complaint filed on April 29, 2011 in the Court of Chancery of the State of Delaware: State of Delaware, captioned Eillis Toews, Individually and On Behalf of All Others Similarly Situated v. D. Frank Harrison, Richard B. Hefner, David W. House, Gary C. Hill, William R. Snipes, Bronco Drilling Company, Inc., Chesapeake Energy Corporation, and Nomac Acquisition, Inc., (Case No. 6434).**

(e)(1)	Agreement and Plan of Merger, dated as of April 14, 2011, by and among, Chesapeake Energy Corporation, Nomac Acquisition, Inc. and Bronco Drilling Company, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 18, 2011). (2)

(e)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on June 15, 2008).

(e)(3)	Amended and Restated Employment Agreement, dated effective April 19, 2010, by and between the Company and D. Frank Harrison (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 000-51471, filed by the Company with the SEC on April 21, 2010).

(e)(4)	Amended and Restated Employment Agreement, dated effective January 6, 2010, by and between the Company and Matthew S. Porter (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K, File No. 000-51471, filed by the Company with the SEC on March 15, 2010).

(e)(5)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Mark Dubberstein (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(6)	Employment Agreement, dated effective August 8, 2006, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 10, 2006).

(e)(7)	Amendment to Employment Agreement, dated effective August 2, 2007, by and between the Company and Zachary M. Graves (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

Exhibit No.	Description

(e)(8)	Employment Agreement, dated effective August 3, 2007, by and between the Company and Steven R. Starke (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, File No. 000-51471, filed by the Company with the SEC on August 3, 2007).

(g)	Not applicable.

*	Previously filed.
**	Filed herewith.
(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on April 26, 2011.
(2)	Included in materials mailed to the stockholders of Bronco Drilling Company, Inc.
(3)	Incorporated herein by reference to the Company’s Annual Report on Form 10-K (File No. 000-51471), filed with the Securities and Exchange Commission on March 15, 2011.